UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Bilibili Inc.

(Name of Issuer)

Class Z Ordinary Shares, par value $0.0001 per share

American Depositary Shares, each representing one Class Z Ordinary Share

(Title of Class of Securities)

G10970112**

090040106***

(CUSIP Number)

March 21, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number G10970112 has been assigned to the Class Z Ordinary Shares of the Issuer, par value US$0.0001 per share.

***CUSIP number 090040106 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are listed on the Nasdaq Global Select Market under the symbol “BILI”. Each ADS represents one Class Z Ordinary Share, par value US$0.0001 per share.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G10970112; 090040106

1	Name of Reporting Persons Alibaba Group Holding Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0%

12	Type of Reporting Person (See Instructions) CO

CUSIP No. G10970112; 090040106

1	Name of Reporting Persons Taobao Holding Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0%

12	Type of Reporting Person (See Instructions) CO

CUSIP No. G10970112; 090040106

1	Name of Reporting Persons Taobao China Holding Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0%

12	Type of Reporting Person (See Instructions) CO

CUSIP No. G10970112; 090040106

Item 1(a).	Name of Issuer: Bilibili Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai, People’s Republic of China

Item 2(a).	Name of Person Filing: This schedule is filed by and on behalf of: 1. Alibaba Group Holding Limited 2. Taobao Holding Limited 3. Taobao China Holding Limited

Item 2(b).

Address of Principal Business Office or, if none, Residence:
For Alibaba Group Holding Limited, Taobao Holding Limited and Taobao China Holding Limited:

c/o Alibaba Group Services Limited, 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong

Item 2(c).	Citizenship: 1. Alibaba Group Holding Limited — Cayman Islands 2. Taobao Holding Limited — Cayman Islands 3. Taobao China Holding Limited — Hong Kong
Item 2(d).

Title of Class of Securities:
Class Z Ordinary Shares, par value US$0.0001 per share.

American Depositary Shares (“ADSs”) of the Issuer, each representing one Class Z Ordinary Share, par value US$0.0001 per share.

Item 2(e).

CUSIP Number:
CUSIP number G10970112 has been assigned to the Class Z Ordinary Shares of the Issuer, par value US$0.0001 per share.

CUSIP number 090040106 has been assigned to ADSs of the Issuer, each representing one Class Z Ordinary Share.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4.	Ownership.

(a) Amount beneficially owned:

As of March 21, 2024, Taobao China Holding Limited no longer owns any Class Z Ordinary Shares or ADSs of the Issuer. As such, as of the date hereof, the Reporting Persons are no longer beneficial owners of more than 5% of the Class Z Ordinary Shares or ADSs of the Issuer. This filing represents an exit filing for the Reporting Persons.

(b) Percent of class:

0.

(c) Number of Shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

0.

(ii)	Shared power to vote or to direct the vote:

0.

(iii)	Sole power to dispose or to direct the disposition of:

0.

(iv)	Shared power to dispose or to direct the disposition of:

0.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2024	ALIBABA GROUP HOLDING LIMITED

/s/ Jinwei Zhang
Name: Jinwei Zhang
Title: Authorized Signatory

TAOBAO HOLDING LIMITED

/s/ Jinwei Zhang
Name: Jinwei Zhang
Title: Director

TAOBAO CHINA HOLDING LIMITED

/s/ Jinwei Zhang
Name: Jinwei Zhang
Title: Director